UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                        (Amendment No.      2    )*

                            ETEC Systems, Inc.
                             (Name of Issuer)

                         Common Shares, par value $0.01 per share
                      (Title of Class of Securities)

                                26922C 10 3
                              (CUSIP Number)

 William B. Sawch, The Perkin-Elmer Corporation, 761 Main Avenue, Norwalk,
                        CT  06859 ph. (203)761-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                          September 25, 1996
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D

CUSIP No.   26922C 10 3        Page 2 of 10 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Perkin-Elmer Corporation
     06-0490270

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]

                                                         (b)  [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                           [  ]



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

     Number of Shares Beneficially Owned By Each Reporting Person With

7    SOLE VOTING POWER
     994,534 Common Shares

8    SHARED VOTING POWER
     0 Common Shares

9    SOLE DISPOSITIVE POWER
     994,534 Common Shares

10   SHARED DISPOSITIVE POWER
     0 Common Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     994,534

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  [   ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.99%

14   TYPE OF REPORTING PERSON
     CO

            *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION

Item 1.   Security and Issuer.

     This Statement relates to Common Shares par value $0.01 per share (the "Common Shares") of ETEC Systems, Inc., a Nevada corporation ("ETEC"), the principal executive offices of which are located at 26460 Corporate Avenue, Hayward, California 94545.

Item 2.   Identity and Background.

      The person filing this Statement is The Perkin-Elmer Corporation, a New York corporation ("Perkin-Elmer"). Perkin-Elmer is a manufacturer of biochemical and analytical instruments and systems. The principal business and offices of Perkin-Elmer are located at 761 Main Avenue, Norwalk, CT 06859. The name, residence or business address, present principal occupation or employment and citizenship of each executive officer or director of Perkin-Elmer are set forth in Schedule I hereto and incorporated herein by reference.

      During the past five years, neither Perkin-Elmer nor, to the knowledge of Perkin-Elmer, any of the persons listed on Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

      As of October 27, 1995, Perkin-Elmer was the holder of 115,390 shares of Series B Cumulative, Participating Convertible Preferred Shares of ETEC (the "Preferred Shares"). Pursuant to the Sixth Amended and Restated Articles of Incorporation of ETEC, the Preferred Shares, at the option of ETEC, became convertible into Common Shares upon the consummation of ETEC's sale of Common Shares in a public offering. On October 27, 1995, ETEC completed an initial public offering of its Common Shares. On November 8, 1995, Perkin-Elmer received a written notice from ETEC dated November 3, 1995, stating that ETEC had exercised its option to convert the Preferred Shares to Common Shares effective October 27, 1995, the consummation date of ETEC's initial public offering of Common Shares.

Item 4.   Purpose of Transaction.

      The Common Shares were obtained upon conversion of the Preferred Shares, and the Common Shares are being held for investment. Perkin-Elmer reserves the right in its sole discretion to increase or decrease the number of Common Shares it holds.

      Neither Perkin-Elmer nor, to the knowledge of Perkin-Elmer, any of the persons listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D. Perkin-Elmer, however, expects to evaluate on an ongoing basis ETEC's financial condition, business, operations and prospects and Perkin-Elmer's interest in, and intentions with respect to, ETEC. Accordingly, Perkin-Elmer reserves the right to change its plans and intentions at any time, as it deems appropriate.

Item 5.   Interest in Securities of the Issuer.

(a) Perkin-Elmer owns 994,534 or 4.99% of the Common Shares

(b)  Shares that Perkin-Elmer has sole power to
     vote or to direct the vote:                  994,534


     Shares that Perkin-Elmer has shared power
     to vote or to direct the vote:                    -0-

     Shares that Perkin-Elmer has sole power to
     dispose of or to direct the disposition:     994,534


     Shares that Perkin-Elmer has the shared
     power to dispose of or direct the                 -0-
     disposition:

(c) Neither Perkin-Elmer nor, to the knowledge of Perkin-Elmer, any of the persons listed on Schedule I hereto, has been party to any transaction in the Common Shares during the sixty day period ending on the date of this Statement on Schedule 13D other than the sale of 500,000 shares of ETEC Systems, Inc. Common
     Shares at $28.375/share on September 25, 1996.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any Common Shares beneficially owned by Perkin-Elmer.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Perkin-Elmer and ETEC are parties to a Shareholders Agreement dated as of March 16, 1990, as amended, which provides for (i) demand registration rights if certain other shareholders consent and (ii) the right to require ETEC to include Perkin-Elmer's Common Shares in any other registration of ETEC Common Shares. Both types of registration rights are subject to volume limitations based upon ETEC's right to include its Common Shares in any such registration.

     There is a further volume limitation on the number of shares Perkin-Elmer may include in the next public offering of ETEC Common Shares, and Perkin-Elmer is further restricted from disposing of any Common Shares until January
20, 1997.

Item 7.   Material to be Filed as Exhibits.

                              None.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 8, 1996

                         THE PERKIN-ELMER CORPORATION

                         By:/s/ Stephen O. Jaeger
                            Stephen O. Jaeger
                            Vice President,
                            Chief Financial Officer and Treasurer

                         SCHEDULE I

     The following table sets forth the name, residence or business address, present principal occupation or employment of each of the executive officers and directors of Perkin-Elmer. Unless otherwise indicated, the address of each person listed below is the business address of Perkin-Elmer, 761 Main Avenue, Norwalk, Connecticut 06859, and, unless otherwise indicated, each person listed below is a citizen of the United States of America.


Directors

Mr. Joseph F. Abely, Jr.
Retired Chairman and
Chief Executive Officer
Sea-Land Corporation
1210 Corbin Street
Elizabeth, New Jersey  07207

Mr. Richard H. Ayers
Chairman and Chief Executive Officer
The Stanley Works
1000 Stanley Drive
New Britain, Connecticut  06053

Mr. Jean-Luc Belingard
Director General
F. Hoffmann-La Roche, Ltd.
Roche Diagnostics Systems
Postfach - Grenzacherstrasse 124
4002  Basel, Switzerland
Mr. Belingard is a French citizen.

Dr. Robert H. Hayes
Professor
Harvard Business School
Morgan Hall T-35
Boston, Massachusetts  02163

Mr. Donald R. Melville
Retired Chairman and Chief Executive Officer
Norton Company
4 Paul Revere Road
Worcester, Massachusetts  01609

Mr. Burnell R. Roberts
Chairman
Sweetheart Holding Inc.
2340 Kettering Tower
Dayton, Ohio  45423

Mr. Georges C. St. Laurent, Jr.
Chief Executive Officer
Western Bank
12655 S.W. Center Street, Suite 500
Beaverton, OR  97005

Mr. John R. Scott
Retired Chairman of the Board
Richardson-Vicks, Inc.
1191 Smith Ridge Road
New Canaan, Connecticut  06840

Dr. Carolyn W. Slayman
Deputy Dean for Academic and Scientific Affairs
Yale University School of Medicine
Department of Genetics, I-310 SHM
333 Cedar Street
New Haven, Connecticut  06520

Mr. Orin R. Smith
Chairman and Chief Executive Officer
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey  08830-0770

Mr. Richard F. Tucker
Retired Vice Chairman
Mobil Corporation
11 Over Rock Lane
Westport, Connecticut  06880

Mr. Tony L. White
Chairman, President and
Chief Executive Officer
The Perkin-Elmer Corporation

Executive Officers

Mr. Manuel A. Baez
Senior Vice President and President,
  Analytical Instruments
The Perkin-Elmer Corporation

Dr. Peter Barrett
Vice President
The Perkin-Elmer Corporation

Dr. David P. Binkley
Vice President
The Perkin-Elmer Corporation

Dr. Michael W. Hunkapiller
Vice President
The Perkin-Elmer Corporation
Applied Biosystems Division
850 Lincoln Centre Drive
Foster City, California  94404

Mr. Stephen O. Jaeger
Vice President, Chief Financial Officer, and Treasurer
The Perkin-Elmer Corporation

Mr. Joseph E. Malandrakis
Vice President
The Perkin-Elmer Corporation

Mr. John B. McBennett
Corporate Controller
The Perkin-Elmer Corporation

Mr. Michael J. McPartland
Vice President
The Perkin-Elmer Corporation

Dr. Mark C. Rogers
Senior Vice President, Corporate Development
  and Chief Technology Officer
The Perkin-Elmer Corporation

Mr. William B. Sawch
Vice President, General Counsel
and Secretary
The Perkin-Elmer Corporation

Mr. Tony L. White
Chairman, President and
Chief Executive Officer
The Perkin-Elmer Corporation